              FORM U-12(I)-B (THREE-YEAR STATEMENT)

                SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.

                  Three-Year Period Ending 2001

              FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

  See attached Exhibit A

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph(b) of Rule U-71.

  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   New England Power Service Company and associated companies, including New England Electric System.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

  See attached Exhibit A

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

   See attached Exhibit B

(b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

  (a) Total amount of routine expenses charged to client:

      See attached Exhibit B

  (b) Itemized list of other expenses:          None

New England Power Service Company



     s/ Carlos A. Gavilondo
By:  ____________________________________________
     Carlos A. Gavilondo


     s/ Ronald T. Gerwatowski
By:  ____________________________________________
     Ronald T. Gerwatowski


     s/ James S. Robinson
By:  ____________________________________________
     James S. Robinson


     s/ Masheed H. Rosenqvist
By:  ____________________________________________
     Masheed H. Rosenqvist





Date: February 2, 1999